Exhibit 99.1

MY Reports Third Quarter 2011 Unaudited Results with Solid Growth in Revenue

Zhongshan, China, November 10, 2011 – China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, today announced its unaudited financial results for the third quarter ended September 30, 2011.

Revenue in the third quarter of 2011 was RMB1,904.8 million (US$298.7 million). This compares with RMB1,486.0 million in the corresponding period in 2010. The year-over-year increase was primarily due to an increased number of wind turbine generators (“WTGs”) commissioned which amounted to equivalent wind power project output of 555MW, or 370 units of 1.5MW WTGs, compared to 359MW for the corresponding period in 2010.

Gross profit in the third quarter of 2011 was RMB305.6 million (US$47.9 million). This compares with RMB248.7 million for the corresponding period in 2010. The year-over-year increase was primarily due to an increased number of WTGs commissioned. Gross margin in the third quarter of 2011 was 16.0%, compared to 16.7% for the corresponding period in 2010.

Operating expenses, as a percentage of revenue for the third quarter of 2011 was 8.8%, or 5.8% excluding share-based compensation charges of RMB28.4 million and provision against trade receivables of RMB28.7 million, compared to 5.5% for the corresponding period of 2010. There was no share-based compensation charges recorded in the third quarter of 2010. Operating expenses are defined as the sum of selling and distribution expenses, administrative expenses, and research and development expenses.

Net finance expense was RMB16.3 million (US$2.6 million) for the third quarter of 2011, compared to a net finance income of RMB9.4 million in the corresponding period in 2010. The increase in finance expense for the period was primarily due to the arrangement fee for finance leases of customers for the settlement of our trade receivables.

Income tax expense was RMB28.4 million (US$4.5 million) for the third quarter of 2011, compared to RMB8.7 million in the corresponding period in 2010. The increase was primarily because we recognized certain unrecognized deferred tax assets in the third quarter of 2010.

Profit for the third quarter of 2011 was RMB102.7 million (US$16.1 million), compared to RMB177.4 million in the corresponding period in 2010.

Basic and diluted earnings per share for the third quarter of 2011 was RMB0.82 (US$0.13), compared to RMB1.70 in the corresponding period in 2010.

Cash and cash equivalents as of September 30, 2011 was RMB1,423.7 million (US$223.2 million). This compares with RMB2,486.0 million as of December 31, 2010.

Mr. Chuanwei Zhang, Chairman and CEO of Ming Yang, remarked, “We are pleased to report solid growth this quarter amidst a challenging macro and industry environment. We were able to deliver a 28.2% year-over-year growth in revenue as a result of strong demand for our differentiated WTGs. Our revenue recognized from WTGs commissioned amounted to equivalent wind power project output of 555MW, representing a 54.8% year-over-year growth. We also entered into new sales contracts representing an aggregate output of 295.5MW during the quarter, which demonstrated continued strong customer demands for our WTGs.”

Mr. Zhang added, “2011 is a year of change for the wind power industry in China. Change in the regulatory environment is expected to pave ways for a healthier development of the industry. We believe the focus has shifted from size and speed to quality and efficiency. We believe Ming Yang’s continued commitment and efforts in product quality enhancement and development have placed us in a favorable position and the results in this quarter are a solid endorsement of our efforts and success.”

“As the Chinese wind power industry moves from government-led to market-led competition, companies with strong core competencies should excel and lead both domestically and internationally. Our differentiated WTGs, research and development technologies, innovative business model and integrated high-end supply chain, as well as off-shore wind power and hybrid solution capabilities, enable us to be well-positioned to capture market opportunities and to further expand our market share. Our efforts in developing international markets are also expected to contribute to our medium term growth. In addition, the US$5 billion in potential financing from China Development Bank Corp. (“CDB”), a government policy bank wholly owned by China’s central government, between 2011 to 2015 can supply additional support for our new wind power projects and business expansion and further enhance our prospects and opportunities. The Company cautions that any future financings from CDB are subject to further terms and conditions to be negotiated between Ming Yang and CDB, and there can be no assurance how much or when, if at all, any future financings would be granted.”

As of September 30, 2011, the Company’s order backlog was 1,885.5MW. The number of orders awarded and pending contract signing amounted to 1,248.5MW.

Business Outlook for Full Year 2011

For the full year of 2011, the Company targets to recognize revenue from WTGs equivalent to wind power projects with a total output of 1.8GW to 2.0GW. This outlook reflects our current and preliminary view based on current market and operating conditions such as adverse weather conditions affecting the installation and commissioning of our WTGs, and may be subject to change, which may be material. Our ability to achieve this outlook is subject to significant risks. See “Safe Harbor Statement” below.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.3780 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi for U.S. dollars on September 30, 2011 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate or at any other rate.

Financial Information

The preliminary unaudited consolidated statements of comprehensive income and consolidated statements of financial position accompanying this press release have been prepared by management using International Financial Reporting Standards, or IFRSs. This preliminary financial information is not intended to fully comply with IFRSs because it does not present all of the financial information and disclosures required by IFRSs.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Conference Call

Ming Yang’s senior management will host a conference call on Thursday, November 10, 2011 at 8:00 am Eastern Time / 5:00 am Pacific Time / 9:00 pm Beijing Time to discuss its quarterly results and recent business activities.

To access the conference call, please dial:

United States:	+1 866 519 4004
International (toll):	+65 6723 9381
China, Domestic Mobile:	400 620 8038
China, Domestic:	800 819 0121
Hong Kong:	800 930 346

Please ask to be connected to Q3 2011 China Ming Yang Wind Power Group Limited Earnings Conference Call and provide the following passcode: Ming Yang.

Ming Yang will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at http://ir.mywind.com.cn.

Following the earnings conference call, an archive of the call will be available by dialing:

United States:	+1 866 214 5335
International (toll):	+61 2823 5 5000
China North	10 800 714 0386
China South	10 800 140 0386
Hong Kong	800 901 596
Passcode	20007202

The replay will be archived for seven days following the earnings announcement until November 17, 2011.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and low energy production costs and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyn Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to develop wind turbines and share intellectual property rights. Ming Yang’s key customers include the five largest state-owned power producers in China, with an aggregate installed capacity accounting for more than 50% of China’s newly installed capacity in 2010. For further information, please visit the Company’s website: www.mywind.com.cn.

For investor and media inquiries, please contact:

China Ming Yang Wind Power Group Limited
Calvin Lau
Phone: +86 760 2813 8898
Email: calvin.lau@mywind.com.cn

Fleishman-Hillard
New York	Hong Kong
Kristen Lewko	Pamela Leung
Phone: +1 212 453 2212	Phone: +852 2530 0228
Email: ir@mywind.com.cn	Email: ir@mywind.com.cn

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts expressed in thousands, except share and ADS data)

	For the three-month period ended
	September 30,	September 30,	September 30,
	2010	2011	2011
	RMB’000	RMB’000	USD’000
Revenue	1,485,963	1,904,809	298,653
Cost of sales	(1,237,309)	(1,599,223)	(250,741)

Gross profit	248,654	305,586	47,912
Other income	9,611	6,410	1,005
Selling and distribution expenses	(29,742)	(61,375)	(9,623)
Administrative expenses	(45,084)	(87,076)	(13,653)
Research and development expenses	(6,191)	(19,159)	(3,004)

Profit from operations	177,248	144,386	22,637
Finance income	22,948	16,490	2,586
Finance expense	(13,575)	(32,793)	(5,141)
Share of (loss)/profit of associates, net of income tax expense	(588)	2,977	467

Profit before income tax expense	186,033	131,060	20,549
Income tax expense	(8,682)	(28,388)	(4,451)

Profit for the period	177,351	102,672	16,098
Other comprehensive loss
Foreign currency translation differences - foreign operations	—	(14,232)	(2,231)

Total comprehensive income for the period	177,351	88,440	13,867

Profit attributable to:
Shareholders of the Company	170,018	101,908	15,978
Non-controlling interest	7,333	764	120

	177,351	102,672	16,098

Total comprehensive income attributable to:
Shareholders of the Company	170,018	87,676	13,747
Non-controlling interest	7,333	764	120

	177,351	88,440	13,867

Basic and diluted earnings per share (1)	1.70	0.82	0.13

(1)	The calculation of the basic earnings per share is based on the profit attributable to the shareholders of the Company and the weighted average of ordinary shares in issue during the relevant period.

CHINA MING YANG WIND POWER GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts expressed in thousands)

	As of	As of	As of
	December 31,	September 30,	September 30,
	2010	2011	2011
	RMB’000	RMB’000	USD’000
Assets
Property, plant and equipment	351,312	423,175	66,349
Intangible assets	86,334	77,713	12,185
Lease prepayments	66,342	79,015	12,389
Investment in associates	41,362	43,344	6,796
Trade and other receivables	231,003	403,295	63,232
Prepayments	16,495	39,648	6,216
Deferred tax assets	77,366	102,205	16,025

Total non-current assets	870,214	1,168,395	183,192

Inventories	1,895,205	1,342,518	210,492
Trade and other receivables	2,895,802	5,445,655	853,819
Prepayments	201,141	259,139	40,630
Other current assets	11,444	12,815	2,009
Pledged bank deposits	131,967	174,153	27,305
Cash and cash equivalents	2,485,972	1,423,710	223,222

Total current assets	7,621,531	8,657,990	1,357,477

Total assets	8,491,745	9,826,385	1,540,669

Equity
Issued share capital	850	850	133
Reserve for own shares	—	(29,790)	(4,671)
Capital reserves	3,514,932	3,611,628	566,263
Translation reserves	(19,156)	(51,473)	(8,070)
(Accumulated losses)/retained earnings	(39,282)	371,658	58,272

Total equity attributable to shareholders of the Company	3,457,344	3,902,873	611,927
Non-controlling interest	69,853	73,065	11,456

Total equity	3,527,197	3,975,938	623,383

Liabilities
Provisions	112,726	176,868	27,731
Trade payables	38,525	101,795	15,960
Deferred income	115,468	168,907	26,483

Total non-current liabilities	266,719	447,570	70,174

Trade and other payables	3,632,542	4,599,158	721,097
Short-term bank loans	480,000	309,000	48,448
Income tax payable	43,506	38,348	6,013
Provisions	98,391	165,865	26,006
Deferred income	11,381	22,812	3,577
Deferred revenue	432,009	267,694	41,971

Total current liabilities	4,697,829	5,402,877	847,112

Total liabilities	4,964,548	5,850,447	917,286

Total equity and liabilities	8,491,745	9,826,385	1,540,669